Filed by: Fidelity Municipal Trust
Pursuant to Rule 425 under the Securities Acts of 1933 and
deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Municipal Trust
SEC File No. 002-55725 and 811-02628

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Proposed Fidelity Florida Funds Mergers

If approved by shareholders, Fidelity Florida Municipal Money Market Fund (FSFXX) will merge into Fidelity Municipal Money Market Fund (FTEXX) and Fidelity Florida Municipal Income Fund (FFLIX) will merge into Fidelity Municipal Income Fund (FHIGX) on or about late October, 2007.

As a result of the proposed mergers, Fidelity Florida Municipal Money Market Fund and Fidelity Florida Municipal Income Fund closed to new accounts on April 2, 2007. Existing accounts can continue to trade in these funds until the mergers and then will trade in the acquiring funds after the mergers. However, new purchases after April 2nd will generally be limited to shareholders who have invested prior to this deadline.

The proposal is a result of the repeal of Florida's "intangible tax," effective July, 2006. The repeal of the intangible tax has eliminated primary benefit of investing in a Florida-specific fund. More information about this change can be found at http://dor.myflorida.com/dor/gta.html.

Shareholders of Fidelity Florida Municipal Money Market Fund and Fidelity Florida Municipal Income Fund are being asked to vote on the merger proposals in separate proxy mailings. A proxy statement will be mailed to shareholders of record as of July 23, 2007. The mergers cannot take place unless they are approved by the Florida municipal funds' shareholders.

Shareholders of the Florida Municipal Funds will receive information about the proposed changes in proxy mailings in advance of the shareholder meeting scheduled for September. If approved, the merger is expected to take place in late October.

The foregoing is not a solicitation of any proxy. A free copy of the Prospectus for Fidelity Municipal Money Market Fund and Fidelity Municipal Income Fund is available on fidelity.com. For a free copy of the proxy statement describing the merger of Fidelity Florida Municipal Money Market Fund into Fidelity Municipal Money Market Fund or of Fidelity Florida Municipal Income Fund into Fidelity Municipal Income Fund (and containing important information about fees, expenses and risk considerations) and for an updated prospectus for Fidelity Municipal Money Market Fund or Fidelity Municipal Income Fund, please call 800-332-2008 in late August. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's Web site (www.sec.gov).